UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission file number: 001-41884

SRIVARU Holding Limited

3rd Floor, Genesis House, Unit 18

Genesis Close, George Town

P.O. Box 10655

Grand Cayman, KY1-1006

Cayman Islands

+1 (888) 227-8066

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Results of Extraordinary General Meeting of Shareholders

At the Extraordinary General Meeting of Shareholders (the “Meeting”) of SRIVARU Holding Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), convened at December 4, 2024, at 8:30A.M., Eastern Time by conference call, the shareholders of the Company adopted resolutions approving all of the five proposals considered at the Meeting. A total of 382,699,778 votes, representing 69.82% of the votes exercisable as of October 31, 2024, the record date for the Meeting, were present in person or by proxy at the Meeting. The results of the votes were as follows:

1.	Proposal No. 1: To give the Board of Directors discretion to approve a reverse share split at an exchange ratio of up to one-for-fifteen (1:100) within 12 months of the shareholders’ approval.

Resolution: Approved

RESOLVED, as an ordinary resolution, that the Company effect a reverse share split to the Company’s authorised, issued and outstanding ordinary shares by way of a consolidation at an exchange ratio of up to one-for-one hundred (1:100) (the “Further Revised RS Ratio”) such that the number of authorised, issued and outstanding ordinary shares is decreased by the Further Revised RS Ratio and the par value of each authorised, issued and outstanding ordinary share is increased by the Further Revised RS Ratio (collectively, the “Further Revised Reverse Share Split”), with such Further Revised Reverse Share Split to be effected at such time and date, if at all, and at a precise Further Revised RS Ratio up to a maximum of one-for-one hundred (1:100), in each case, as determined by the Board of Directors in its discretion within 12 months of obtaining the requisite shareholder approval for the Further Revised Reverse Share Split (the “Further Revised Effective Time”).

	For	Against	Abstain
Number of Voted Shares	380,519,154	2,013,580	167,044
Percentage of Voted Shares	99.43%	0.53%	0.04%

2.	Proposal No. 2: To approve the authorized share capital of the Company be adjusted in proportion to any reverse share split implemented pursuant to Proposal No. 1.

Resolution: Approved

RESOLVED, as an ordinary resolution, that the authorised share capital of the Company, subject to the approval and implementation of the Further Revised Reverse Share Split and adjustment pending the Board of Directors’ determination of the precise Further Revised RS Ratio, be altered from US$10,000,000 divided into 1,000,000,000 ordinary shares of a par value of US$0.01 each to US$10,000,000 divided into as low as 10,000,000 ordinary shares (for a Further Revised RS Ratio of 1:100) of a par value of US$1.00 each with effect from the Further Revised Effective Time (the “Further Revised Share Consolidation”).

	For	Against	Abstain
Number of Voted Shares	380,737,949	1,826,531	135,298
Percentage of Voted Shares	99.49%	0.48%	0.04%

3.	Proposal No. 3: To adopt the third amended and restated memorandum and articles of association to reflect any reverse share split, any related adjustment, and the authorized share capital increase.

Resolution: Approved

RESOLVED, as a special resolution, that subject to the approval of the Further Revised Reverse Share Split and Further Revised Share Consolidation, the Company adopt, with effect from the Further Revised Effective Time, the third amended and restated memorandum and articles of association (a copy of which was attached to the proxy statement for the Meeting as Annex A, subject to adjustment solely in respect of the final number of ordinary shares and ordinary share par value amount determined pursuant to the Further Revised Reverse Share Split and Further Revised Share Consolidation) in substitution for, and to the exclusion of, the Company’s existing second amended memorandum and articles of association, to reflect the Further Revised Reverse Share Split and Further Revised Share Consolidation (the “Third Amended M&As”).

	For	Against	Abstain
Number of Voted Shares	381,120,022	1,433,804	145,952
Percentage of Voted Shares	99.59%	0.37%	0.04%

4.	Proposal No. 4: To approve, ratify, and confirm the Company’s entry into an Underwriting Agreement and Warrant Agent Agreement and the Company’s issuance of warrants pursuant thereto.

Resolution: Approved

RESOLVED, as an ordinary resolution, that the Company’s entry into the Underwriting Agreement with Maxim Group LLC dated October 30, 2024 (“UA”), entry into the warrant agent agreement with VStock Transfer, LLC as the warrant agent dated October 31, 2024 (“WAA”) and the issuance of warrants by the Company pursuant to the UA, the WAA and the related form of Warrant, are all approved, ratified and confirmed in all respects (the “Warrant Approval”).

	For	Against	Abstain
Number of Voted Shares	380,699,783	1,881,287	118,708
Percentage of Voted Shares	99.48%	0.49%	0.03%

5.	Proposal No. 5: To approve the adjournment of the Meeting at a later date or dates to (A) supplement or amend the proxy statement of (B) solicit additional proxies from shareholders in favour of one or more of the proposals.

Resolution: Approved

RESOLVED, as an ordinary resolution, that the adjournment of the Meeting to a later date or dates (A) to the extent necessary or convenient to ensure that any required supplement or amendment to the proxy statement is provided to shareholders or (B) in order to solicit additional proxies from shareholders in favour of one or more of the proposals at the Meeting be approved (the “Adjournment Proposal”).

	For	Against	Abstain
Number of Voted Shares	381,289,264	1,161,396	249,118
Percentage of Voted Shares	99.63%	0.30%	0.07%

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SRIVARU Holding Limited

Date: December 5, 2024	By:	/s/ Mohanraj Ramasamy
Mohanraj Ramasamy
Chief Executive Officer and Director